Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Annual Information Update
Released	07:01 01-Nov-07

RNS Number:7735G
Wolseley PLC
01 November 2007

Annual Information Update

In accordance with the requirements of Prospectus Rule 5.2, Wolseley plc submits its annual information update, which refers to information that has been published or made available to the public for the period from 1 November 2006 to 31 October 2007.

The information referred to in this announcement was up to date at the time the information was published and some information may now be out of date and/or prepared in accordance with the laws and regulations of jurisdictions outside England and Wales.

Date of
publication/filing	Description of information1	Where information was published

1 November 2006	Form 6-K for the month of October 2006	US Securities and Exchange Commission
1 November 2006	Annual Information Update announcement	London/New York Stock Exchanges
2 November 2006	Acquisition update announcement	London/New York Stock Exchanges
3 November 2006	Director / PDMR shareholding announcement	London/New York Stock Exchanges
6 November 2006	Companies House Form 88(2)	UK Companies House
8 November 2006	Companies House Form 88(2)	UK Companies House
9 November 2006	Companies House Form 88(2)	UK Companies House
10 November 2006	Companies House Form 88(2)	UK Companies House
16 November 2006	Companies House Form 88(2)	UK Companies House
21 November 2006	Companies House Form 88(2)	UK Companies House
23 November 2006	Companies House Form 88(2)	UK Companies House
27 November 2006	Companies House Form 88(2)	UK Companies House
28 November 2006	Companies House Form 88(2)	UK Companies House
28 November 2006	Form 363a	UK Companies House
29 November 2006	AGM Statement	London/New York Stock Exchanges
29 November 2006	Result of AGM announcement	London/New York Stock Exchanges

Date of
publication/filing	Description of information1	Where information was published

30 November 2006	Form 20-F for the fiscal year ended 31 July 2006	US Securities and Exchange Commission
30 November 2006	Annual Report and Accounts for the year ended 31 July 2006	UK Companies House
30 November 2006	Resolutions passed at AGM	UK Companies House
1 December 2006	Form S8 – Securities to be offered to employees in employee benefit plans	US Securities and Exchange Commission
1 December 2006	Form 6-K for the month of November 2006	US Securities and Exchange Commission
1 December 2006	Annual Report & Accounts for the year ended 31 July 2006	UK Companies House
1 December 2006	Director / PDMR shareholding announcement	London/New York Stock Exchanges
5 December 2006	Director / PDMR shareholding announcement	London/New York Stock Exchanges
5 December 2006	Companies House Form 88(2)	UK Companies House
6 December 2006	Companies House Form 88(2)	UK Companies House
7 December 2006	Companies House Form 88(2)	UK Companies House
8 December 2006	Companies House Form 88(2)	UK Companies House
11 December 2006	Companies House Form 88(2)	UK Companies House
12 December 2006	Companies House Form 88(2)	UK Companies House
12 December 2006	Director / PDMR shareholding announcement	London/New York Stock Exchanges
15 December 2006	Companies House Form 88(2)	UK Companies House
18 December 2006	Companies House Form 88(2)	UK Companies House
18 December 2006	Director / PDMR shareholding announcement	London/New York Stock Exchanges
20 December 2006	Acquisition update announcements	London/New York Stock Exchanges
20 December 2006	Companies House Form 88(2)	UK Companies House
20 December 2006	Companies House Form 88(2)	UK Companies House
21 December 2006	Companies House Form 88(2)	UK Companies House
22 December 2006	Total Voting Rights & Capital announcement	London/New York Stock Exchanges
2 January 2007	Companies House Form 88(2)	UK Companies House
3 January 2007	Form 6-K for the month of December 2006	US Securities and Exchange Commission
4 January 2007	Companies House Form 88(2)	UK Companies House
11 January 2007	Companies House Form 88(2)	UK Companies House
11 January 2007	Acquisitions update	London/New York Stock Exchanges
15 January 2007	Director / PDMR shareholding announcement	London/New York Stock Exchanges
16 January 2007	Companies House Form 88(2)	UK Companies House

Date of
publication/filing	Description of information1	Where information was published

18 January 2007	Director / PDMR shareholding announcement	London/New York Stock Exchanges
19 January 2007	Companies House Form 88(2) x 4	UK Companies House
19 January 2007	Total Voting Rights & Capital announcement	London/New York Stock Exchanges
22 January 2007	Pre-Close Period Trading Statement	London/New York Stock Exchanges
23 January 2007	Companies House Form 88(2)	UK Companies House
23 January 2007	Major Interests in Shares	London/New York Stock Exchanges
23 January 2007	Director / PDMR shareholding announcement	London/New York Stock Exchanges
24 January 2007	Companies House Form 88(2)	UK Companies House
26 January 2007	Companies House Form 88(2)	UK Companies House
29 January 2007	Companies House Form 88(2)	UK Companies House
29 January 2007	Director / PDMR shareholding announcement	London/New York Stock Exchanges
31 January 2007	Total Voting Rights & Capital announcement	London/New York Stock Exchanges
1 February 2007	Form 6-K for the month of January 2007	US Securities and Exchange Commission
1 February 2007	Companies House Form 88(2) x 2	UK Companies House
2 February 2007	Companies House Form 88(2)	UK Companies House
9 February 2007	Major Interests in Shares	London/New York Stock Exchanges
13 February 2007	Acquisitions update	London/New York Stock Exchanges
14 February 2007	Companies House Form 88(2)	UK Companies House
22 February 2007	Director Details	London/New York Stock Exchanges
23 February 2007	Companies House Form 88(2)	UK Companies House
28 February 2007	Total Voting Rights & Capital announcement	London/New York Stock Exchanges
28 February 2007	Companies House Form 88(2)	UK Companies House
1 March 2007	Block listing six-monthly returns x 6	London/New York Stock Exchanges
1 March 2007	Form 6-K for the month of February 2007	US Securities and Exchange Commission
1 March 2007	Companies House Form 88(2)	UK Companies House
7 March 2007	Companies House Form 88(2)	UK Companies House
8 March 2007	Companies House Form 88(2)	UK Companies House
12 March 2007	Companies House Form 88(2)	UK Companies House
16 March 2007	Major Interests in Shares	London/New York Stock Exchanges
19 March 2007	Interim Results	London/New York Stock Exchanges
19 March 2007	Form 6-K for Interim Results	US Securities and Exchange Commission
22 March 2007	Companies House Form 88(2)	UK Companies House
23 March 2007	Companies House Form 88(2)	UK Companies House
26 March 2007	Companies House Form 88(2)	UK Companies House

Date of
publication/filing	Description of information1	Where information was published

27 March 2007	Companies House Form 88(2)	UK Companies House
27 March 2007	Companies House Form 88(2)	UK Companies House
2 April 2007	Form 6-K for the month of March 2007	US Securities and Exchange Commission
2 April 2007	Total Voting Rights & Capital announcement	London/New York Stock Exchanges
2 April 2007	Companies House Form 88(2)	UK Companies House
4 April 2007	Companies House Form 88(2)	UK Companies House
12 April 2007	Companies House Form 88(2) x 2	UK Companies House
17 April 2007	Analyst and Investor Site Visit	London/New York Stock Exchanges
18 April 2007	Director / PDMR shareholding announcement	London/New York Stock Exchanges
20 April 2007	Major Interests in Shares	London/New York Stock Exchanges
20 April 2007	Companies House Form 88(2) x 2	UK Companies House
30 April 2007	Companies House Form 88(2)	UK Companies House
1 May 2007	Form 6-K for the month of April 2007	US Securities and Exchange Commission
1 May 2007	Total Voting Rights & Capital announcement	London/New York Stock Exchanges
4 May 2007	Companies House Form 88(2)	UK Companies House
8 May 2007	Companies House Form 88(2) x 3	UK Companies House
11 May 2007	Companies House Form 88(2)	UK Companies House
14 May 2007	Companies House Form 88(2)	UK Companies House
16 May 2007	Companies House Form 88(2)	UK Companies House
17 May 2007	Major Interests in Shares	London/New York Stock Exchanges
17 May 2007	Director / PDMR shareholding announcement	London/New York Stock Exchanges
18 May 2007	Companies House Form 88(2) x 2	UK Companies House
21 May 2007	Directorate change	London/New York Stock Exchanges
21 May 2007	Companies House Form 88(2)	UK Companies House
23 May 2007	Companies House Form 88(2) x 2	UK Companies House
24 May 2007	Companies House Form 88(2)	UK Companies House
25 May 2007	Companies House Form 88(2)	UK Companies House
29 May 2007	Major Interests in Shares	London/New York Stock Exchanges
31 May 2007	Director / PDMR shareholding announcement	London/New York Stock Exchanges
1 June 2007	Form 6-K for the month of May 2007	US Securities and Exchange Commission
1 June 2007	Total Voting Rights & Capital announcement	London/New York Stock Exchanges
1 June 2007	Companies House Form 288a	UK Companies House
1 June 2007	Companies House Form 288b	UK Companies House
5 June 2007	Companies House Form 88(2)	UK Companies House
7 June 2007	Director / PDMR shareholding announcement	London/New York Stock Exchanges
8 June 2007	Companies House Form 88(2)	UK Companies House
15 June 2007	Companies House Form 88(2)	UK Companies House
15 June 2007	Director / PDMR shareholding announcement	London/New York Stock Exchanges
18 June 2007	Companies House Form 88(2) x 2	UK Companies House
20 June 2007	Companies House Form 88(2)	UK Companies House
25 June 2007	Companies House Form 88(2)	UK Companies House
29 June 2007	Companies House Form 88(2)	UK Companies House
2 July 2007	Form 6-K for the month of June 2007	US Securities and Exchange Commission
2 July 2007	Total Voting Rights & Capital announcement	London/New York Stock Exchanges

Date of
publication/filing	Description of information1	Where information was published

5 July 2007	Acquisitions update	London/New York Stock Exchanges
9 July 2007	Companies House Form 88(2)	UK Companies House
12 July 2007	Companies House Form 88(2)	UK Companies House
16 July 2007	Trading Statement	London/New York Stock Exchanges
23 July 2007	Companies House Form 88(2)	UK Companies House
26 July 2007	Director / PDMR shareholding announcement	London/New York Stock Exchanges
27 July 2007	Companies House Form 88(2)	UK Companies House
31 July 2007	Director / PDMR shareholding announcement	London/New York Stock Exchanges
1 August 2007	Total Voting Rights & Capital announcement	London/New York Stock Exchanges
1 August 2007	Form 6-K for the month of July 2007	US Securities and Exchange Commission
1 August 2007	Companies House Form 288b	UK Companies House
2 August 2007	Companies House Form 88(2) x 2	UK Companies House
6 August 2007	Acquisitions update	London/New York Stock Exchanges
10 August 2007	Companies House Form 88(2)	UK Companies House
16 August 2007	Companies House Form 88(2)	UK Companies House
20 August 2007	Companies House Form 88(2)	UK Companies House
22 August 2007	Companies House Form 88(2)	UK Companies House
28 August 2007	Companies House Form 88(2)	UK Companies House
31 August 2007	Total Voting Rights & Capital announcement	London/New York Stock Exchanges
1 September 2007	Block Listing Six Monthly Returns (x 6)	London/New York Stock Exchanges
4 September 2007	Form 6-K for the month of August 2007	US Securities and Exchange Commission
5 September 2007	Companies House Form 88(2)	UK Companies House
11 September 2007	Acquisitions update	London/New York Stock Exchanges
11 September 2007	Companies House Form 88(2)	UK Companies House
19 September 2007	Companies House Form 88(2)	UK Companies House
24 September 2007	Preliminary Results Statement	London/New York Stock Exchanges
24 September 2007	Form 6-K for Preliminary Results	US Securities and Exchange Commission
25 September 2007	Director / PDMR shareholding announcement (x 2)	London/New York Stock Exchanges
25 September 2007	Major Interests in Shares	London/New York Stock Exchanges
25 September 2007	Director / PDMR shareholding announcement	London/New York Stock Exchanges
26 September 2007	Companies House Form 88(2)	UK Companies House
28 September 2007	Major Interests in Shares	London/New York Stock Exchanges
1 October 2007	Form 6-K for the month of September 2007	US Securities and Exchange Commission

Date of
publication/filing	Description of information1	Where information was published

1 October 2007	Total Voting Rights & Capital announcement	London/New York Stock Exchanges
2 October 2007	Companies House Form 88(2)	UK Companies House
2 October 2007	Major Interests in Shares	London/New York Stock Exchanges
5 October 2007	Companies House Form 88(2)	UK Companies House
8 October 2007	Blocklisting application	London/New York Stock Exchanges
10 October 2007	Major Interests in Shares	London/New York Stock Exchanges
26 October 2007	Director / PDMR shareholding announcement	London/New York Stock Exchanges
26 October 2007	Companies House Form 88(2)	UK Companies House
29 October 2007	Major Interests in Shares	London/New York Stock Exchanges
30 October 2007	2007 Annual Report and Notice of AGM	London/New York Stock Exchanges
31 October 2007	Companies House Form 288b	UK Companies House

Note 1

a. Companies House forms – Descriptions of documents

Form 88(2) – Return of Allotments of shares
Form 288a – Appointment of a Director/Secretary
Form 288b – Resignation of a Director/Secretary
Form 363a – Annual Return

b. US Securities and Exchange Commission forms – Descriptions of documents

Form 6-K – Report of foreign private issuers pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934
Form 20-F – Annual and transition report of foreign private issuers pursuant to sections 13 or 15(d) of the Securities Exchange Act of 1934
Form S8 Initial registration statement for securities to be offered to employees pursuant to employee benefit plans

Note 2

Copies of all of the regulatory announcements can be found on the company website, www.wolseley.com. Specific announcements can be downloaded from the relevant website addresses:

www.companieshouse.gov.uk
www.londonstockexchange.com
www.sec.gov

For further information, please contact:

Charles P Watters
Group Company Secretary & General Counsel (Interim)

0118 929 8700

This information is provided by RNS
The company news service from the London Stock Exchange

END